Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
May 31, 2018
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

Barrier Digital Return Notes
Linked to the Least Performing of
the Dow Jones Industrial Average^{SM} and
the Russell 2000$^®$ Index

- ▶ $3,310,000 Barrier Digital Return Notes Linked to the Least Performing of the Dow Jones Industrial Average^{SM} and the Russell 2000$^®$ Index
- ▶ 13-month maturity
- ▶ Digital return of 8.00% at maturity if a trigger event does not occur
- ▶ If a trigger event occurs, repayment of principal at maturity only if the final level of **each** underlying is greater than or equal to its initial level
- ▶ If a trigger event occurs and the final level of **either** underlying is less than its initial level, you will lose 1% of the principal amount for each 1% that the reference return of the least performing underlying is less than zero, with up to 100% of your principal amount at risk
- ▶ A trigger event occurs if the official closing level of **either** underlying is less than 70% of its Initial Level on any scheduled trading day during the observation period
- ▶ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Barrier Digital Return Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $983.70 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$3.75	$996.25
Total	$3,310,000.00	$12,412.50	$3,297,587.50

[1] HSBC USA Inc. or one of our affiliates may pay underwriting discounts of up to 0.375% per $1,000 Principal Amount and referral fees of up to 0.433% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discount and the referral fees exceed 0.433% per $1,000 Principal Amount. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-14 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Barrier Digital Return Notes

Linked to the Least Performing of the Dow Jones Industrial Average^{SM} and the Russell 2000$^{®}$ Index

The Notes will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement, and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if a Trigger Event occurs and the Final Level of *either* Underlying is less than its Initial Level, lose up to 100% of your principal at maturity.**

This pricing supplement relates to an offering of Notes linked to the least performing of the Dow Jones Industrial Average^{SM} and the Russell 2000$^{®}$ Index. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Underlyings as described below. The following key terms relate to the offering of securities:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per Note

Reference Asset: The Dow Jones Industrial Average^{SM} ("INDU") and the Russell 2000$^{®}$ Index ("RTY") (each, an "Underlying," and together the "Underlyings").

Trade Date: May 31, 2018

Pricing Date: May 31, 2018

Original Issue Date: June 5, 2018

Final Valuation Date: July 1, 2019. The Final Valuation Date is subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.

Maturity Date: July 5, 2019. The Maturity Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Interest Payments: None

Payment at Maturity: On the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value.

Final Settlement Value: ***If a Trigger Event does not occur,*** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$1,000 + ($1,000 × Digital Return)

If a Trigger Event occurs and:

- ***the Final Level of each Underlying is greater than or equal to its Initial Level,*** you will receive $1,000 per $1,000 in Principal Amount.
- ***the Final Level of either Underlying is less than its Initial Level,*** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

In this case, you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying. **If a Trigger Event occurs and the Final Level of the Least Performing Underlying is less than its Initial Level, you will lose some or all of your investment, regardless of the performance of the other Underlying.**

For example, if a Trigger Event occurs and the Reference Return of the Least Performing Underlying is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of the Issuer.

Trigger Event:	A Trigger Event occurs if the Official Closing Level of *either* Underlying is less than its Barrier Price on *any* scheduled trading day during the Observation Period.
Barrier Level:	17,091.088 for the SPX and 1,143.5263 for the RTY, each of which is 70% of its Initial Level.
Observation Period:	The period from but excluding the Pricing Date to and including the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Observation Periods—For Notes where the Reference Asset is a basket of Indices" in the accompanying Equity Index Underlying Supplement.
Digital Return:	8.00%
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	24,415.84 with respect to the INDU and 1,633.609 with respect to the RTY, which was the Official Closing Level of the relevant Underlying on the Pricing Date.
Final Level:	The Official Closing Level of the relevant Underlying on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	40435FZR1 / US40435FZR18
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This pricing supplement relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to either Underlying or any component security included in either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, beginning on page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at : https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

PAYMENT ON THE NOTES

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value. The Final Settlement Value, which is an amount in cash, will be determined as follows:

▶ **If a Trigger Event does not occur,** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Return})$$

▶ **If a Trigger Event occurs and:**

- **the Final Level of each Underlying is greater than or equal to its Initial Level,** you will receive $1,000 per $1,000 in Principal Amount.

- **the Final Level of either Underlying is less than its Initial Level,** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return of the Least Performing Underlying}).$$

  In this case, you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying. **If a Trigger Event occurs and the Final Level of the Least Performing Underlying is less than its Initial Level, you will lose some or all of your investment, regardless of the performance of the other Underlying.**

  For example, if a Trigger Event occurs and the Reference Return of the Least Performing Underlying is -35%, you will suffer a 35% loss and receive 65% of the Principal Amount, subject to the credit risk of the Issuer.

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

With respect to the SPX, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to the RTY, FTSE Russell is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Level of each Underlying will be greater than or equal to its Barrier Price on each scheduled trading day during the Observation Period.

▶ You are willing to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than zero if a Trigger Event occurs.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the Digital Return.

▶ You are willing to forgo dividends or other distributions paid on the stocks included in either Underlying.

▶ You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek current income from this investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Level of either Underlying will be less than its Barrier Price on at least one scheduled trading day during the Observation Period.

▶ You are unwilling to make an investment that is exposed to any negative Reference Return of the Least Performing Underlying on a 1-to-1 basis for each percentage point that its Reference Return is less than zero if a Trigger Event occurs.

▶ You seek an investment that provides a full return of principal.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Digital Return.

▶ You prefer a product that provides upside participation in one or both Underlyings, as opposed to the Digital Return.

▶ You seek an investment with current income.

▶ You prefer to receive the dividends or other distributions paid on the stocks included in either Underlying.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

You will be exposed on a 1-to-1 basis to any decline in the Final Level of the Least Performing Underlying from its Initial Level if a Trigger Event occurs. Accordingly, if a Trigger Event occurs and the Reference Return of the Least Performing Underlying is less than zero, you will lose some or all of your Principal Amount at maturity.

You will not participate in any appreciation in the level of either Underlying and your return on the Notes is limited to the Digital Return.

The Notes will not pay a return more than the Digital Return. Even if the level of each Underlying appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum return on the Notes will not exceed the Digital Return. Under no circumstances, regardless of the extent to which the level of either Underlying increases, will your return exceed the Digital Return. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of either Underlying, or by investing directly in the securities included in either Underlying.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The protection provided by the Barrier Level may terminate at any time during the Observation Period.

If a Trigger Event does not occur, you will receive the Digital Return at maturity, even if the Final Level of each Underlying is less than its Initial Level. However, if a Trigger Event occurs on any scheduled trading day during the Observation Period and the Final Level of either Underlying is less than its Initial Level, you will lose 1% of the Principal Amount for each 1% that the Final Level of the Least Performing Underlying is less than its Initial Level.

Your return on the Notes will be based on the Reference Return of the Least Performing Underlying if a Trigger Event occurs.

A Trigger Event could occur on any scheduled trading day during the Observation Period. If a Trigger Event occurs, your return on the Notes will be based on the Reference Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose some or all of the Principal Amount if the Reference Return of the Least Performing Underlying is less than zero, even if there is an increase in the level of the other Underlying. This could be the case even if the other Underlying increased, or decreased to a lesser extent than the Least Performing Underlying.

Since the Notes are linked to the Least Performing Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the Notes are linked to the Least Performing Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the prices of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Changes that affect an Underlying may affect the market value of the Notes and the amount you will receive at maturity.

The policies of a reference sponsor concerning additions, deletions and substitutions of the constituents comprising the relevant Underlying and the manner in which that reference sponsor takes account of certain changes affecting those constituents may affect the level of that Underlying. The policies of a reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of that Underlying. A reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the Notes and the return on the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The Notes are subject to small-capitalization risk.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of either Underlying relative to its Initial Level. We cannot predict the Official Closing Level of **either** Underlying on **any** scheduled trading day during the Observation Period, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes**.** The return on the Notes may be less than the return that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the hypothetical Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Digital Return: 8.00%

▶ Hypothetical Initial Levels: 2,000 with respect to the INDU and 1,000 with respect to the RTY

▶ Hypothetical Barrier Levels: 1,400 with respect to the INDU and 700 with respect to the RTY (each of which is 70% of its Hypothetical Initial Level)

Hypothetical Reference Return of Least Performing Underlying	A Trigger Event Does Not Occur		A Trigger Event Occurs	
	Hypothetical Final Settlement Value	Return on the Notes	Hypothetical Final Settlement Value	Return on the Notes
100.00%	$1,080.00	8.00%	$1,000.00	0.00%
80.00%	$1,080.00	8.00%	$1,000.00	0.00%
60.00%	$1,080.00	8.00%	$1,000.00	0.00%
40.00%	$1,080.00	8.00%	$1,000.00	0.00%
30.00%	$1,080.00	8.00%	$1,000.00	0.00%
20.00%	$1,080.00	8.00%	$1,000.00	0.00%
10.00%	$1,080.00	8.00%	$1,000.00	0.00%
0.00%	**$1,080.00**	**8.00%**	**$1,000.00**	**0.00%**
-10.00%	$1,080.00	8.00%	$900.00	-10.00%
-20.00%	$1,080.00	8.00%	$800.00	-20.00%
-25.00%	$1,080.00	8.00%	$750.00	-25.00%
-30.00%	**$1,080.00**	**8.00%**	**$700.00**	**-30.00%**
-50.00%	N/A	N/A	$500.00	-50.00%
-60.00%	N/A	N/A	$400.00	-60.00%
-80.00%	N/A	N/A	$200.00	-80.00%
-100.00%	N/A	N/A	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

A Trigger Event Does Not Occur:

Example 1: A Trigger Event does not occur.

Underlying	Initial Level	Lowest Official Closing level During the Observation Period	Final Level
INDU	2,000.00	1,700.00 (85% of Initial Level)	1,800.00 (90% of Initial Level)
RTY	1,000.00	800.00 (80% of Initial Level)	850.00 (85% of Initial Level)

Since the Official Closing level of each Underlying was not below its Barrier Level during the Observation Period, a Trigger Event does not occur. If a Trigger Event does not occur, you will receive the Digital Return.

Therefore, the Final Settlement Value = $1,000 + ($1,000 × Digital Return)

$$= \$1,000 + (\$1,000 \times 8.00\%) = \textbf{\$1,080.00}$$

In this example, a Trigger Event does not occur, so you will receive the Digital Return. Therefore, the total payment on the Notes is $1,080.00.

Example 2: A Trigger Event does not occur. Additionally, the Reference Return of the Least Performing Underlying is greater than the Digital Return.

Underlying	Initial Level	Lowest Official Closing level During the Observation Period	Final Level
INDU	2,000.00	1,700.00 (85% of Initial Level)	2,600.00 (130% of Initial Level)
RTY	1,000.00	800.00 (80% of Initial Level)	1,250.00 (125% of Initial Level)

Since the Official Closing level of each Underlying was not below its Barrier Level during the Observation Period, a Trigger Event does not occur. If a Trigger Event does not occur, you will receive the Digital Return. You will not participate in any appreciation in the level of either Underlying and your return on the Notes is limited to the Digital Return.

Therefore, the Final Settlement Value = $1,000 + ($1,000 × Digital Return)

$$= \$1,000 + (\$1,000 \times 8.00\%) = \textbf{\$1,080.00}$$

In this example, a Trigger Event does not occur, so you will receive the Digital Return. Even if the level of each Underlying appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum return on the Notes will not exceed the Digital Return. Therefore, the total payment on the Notes is $1,080.00.

A Trigger Event Occurs:

Example 3: A Trigger Event occurs, even though the Least Performing Underlying is not below its Barrier Level on the Final Valuation Date. Additionally, the Reference Return of the Least Performing Underlying is positive.

Underlying	Initial Level	Lowest Official Closing level During the Observation Period	Final Level
INDU	2,000.00	1,700.00 (85% of Initial Level)	2,300.00 (115% of Initial Level)
RTY	1,000.00	550.00 (55% of Initial Level)	1,200.00 (120% of Initial Level)

Since the Official Closing Level of the RTY during the Observation Period is below its Barrier Level, a **Trigger Event occurs**. INDU is the Least Performing Underlying, even though its Official Closing level never falls below its Barrier Level during the Observation Period.

The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$= (2{,}300.00 - 2{,}000.00) / 2{,}000.00 = \textbf{15.00\%}$$

Therefore, the Final Settlement Value = $1,000

In this example, a Trigger Event occurs, so you will not receive the Digital Return. And because the Final Level of each Underlying is greater than or equal to its Initial Level, you will receive an amount equal to 100% of the Principal Amount. You will not participate in any appreciation in the level of either Underlying. Therefore, the total payment on the Notes is $1,000.

Example 4: The Official Closing Level of at least one Underlying falls below its Barrier Level during the Observation Period, therefore a Trigger Event occurs. Additionally, the Reference Return of the Least Performing Underlying is less than zero.

Underlying	Initial Level	Lowest Official Closing level During the Observation Period	Final Level
INDU	2,000.00	1,200.00 (60% of Initial Level)	1,200.00 (60% of Initial Level)
RTY	1,000.00	350.00 (35% of Initial Level)	400.00 (40% of Initial Level)

Since the Official Closing Levels of the INDU and RTY are below their respective Barrier Levels during the observation period, a **Trigger Event occurs**. RTY is the Least Performing Underlying.

The Reference Return of the Least Performing Underlying =

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$= (400.00 - 1{,}000.00) / 1{,}000.00 = \textbf{-60.00\%}$$

Therefore, the Final Settlement Value = $1,000 + ($1,000 x Reference Return of the Least Performing Underlying)

$$= \$1{,}000 + (\$1{,}000 \times -60\%) = \textbf{\$400.00}$$

In this example, a Trigger Event occurs, so you will not receive the Digital Return. And because the Final Level of RTY is less than its Initial Level, you will lose some or all of the Principal Amount. Therefore, the total payment on the Notes is $400.00.

Example 4 shows that you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying if a Trigger Event occurs. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY.**

INFORMATION RELATING TO THE UNDERLYINGS

Description of the INDU

The INDU is a price-weighted index compromised of 30 blue chip stocks considered to be the leaders in their industry. It is intended to be a measure of the entire U.S. market, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods, but excluding the transportation and utilities industries.

For more information about the INDU, see "The Dow Jones Industrial Average[SM]" beginning on page S-10 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the INDU

The following graph sets forth the historical performance of the INDU based on the daily historical closing levels from January 1, 2008 through May 31, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the INDU should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the INDU on the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small-capitalization segment of the U.S. equity market. It consists of the smallest 2,000 companies included in the Russell 3000® Index, which is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The top 5 industry groups by market capitalization as of April 30, 2018 were: Financial Services, Health Care, Technology, Consumer Discretionary and Producer Durables.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-37 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through May 31, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the level of the RTY at any time during the term of the Notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated Final Settlement Value due and payable in the same general manner as described in "Final Settlement Value" in this pricing supplement. In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return for each Underlying. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a Market Disruption Event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay underwriting discounts of up to 0.375% per $1,000 Principal Amount and referral fees of up to 0.433% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. In no case will the sum of the underwriting discounts and referral fees exceed 0.433% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a Market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Underlyings. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in either Underlying would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in an Underlying were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in an Underlying and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in an Underlying is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

TABLE OF CONTENTS

Pricing Supplement

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$3,310,000
Barrier Digital Return Notes Linked to the Least Performing of the Dow Jones Industrial Average℠ and the Russell 2000® Index

May 31, 2018

Pricing Supplement